Exhibit 23.4

Independent Auditors’ Consent

The Member

GenOn Marsh Landing, LLC:

We consent to the use of our report dated March 20, 2013, with respect to the financial statements of GenOn Marsh Landing, LLC (a development stage company), which comprise the balance sheets as of December 31, 2012 (Successor) and 2011 (Predecessor), and the related statements of comprehensive income/(loss), member’s equity (deficit), and cash flows for the period from December 15, 2012 to December 31, 2012 (Successor period), and for the period from January 1, 2012 to December 14, 2012 (Predecessor period), the year ended December 31, 2011 (Predecessor period) and the cumulative period from May 21, 2008 (inception) to December 14, 2012 (Predecessor period), and to the reference to our firm under the heading “Experts”, included in the prospectus incorporated by reference herein.

Houston, Texas

July 19, 2013